May 16, 2025

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	abrdn National Municipal Income Fund (Investment Company Act File No. 811-07410) and abrdn ETFs (Investment Company Act File No. 811-22986) (each a “Registrant” and collectively, the “Registrants”)

Dear Ms. Fettig:

On April 2, 2025, you provided comments on: (1) the Form N-CSR for the fiscal year ended September 30, 2024 filed on December 9, 2024 for abrdn National Municipal Income Fund (“VFL”); (2) the Form N-CEN for the fiscal year ended September 30, 2024 filed on December 16, 2024 for VFL; (3) the Form N-CSR for the fiscal year ended December 31, 2024 filed on March 10, 2025 for abrdn ETFs, and (4) Form N-CEN for the fiscal year ended December 31, 2024 filed on March 17, 2025 for abrdn ETFs (each a “Report” and, collectively, the “Reports”). Each Registrant, or the series thereof, may also be referred to herein as the “Fund” or the “Funds”. For your convenience, the substance of your comments has been restated below to the best of the Registrants’ understanding. Responses from the Registrants are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Reports.

Form N-CSR (VFL) for the fiscal year ended 9/30/2024

Comment No. 1: Please confirm that for future reports, in the Management’s Discussion of Fund Performance (“MDFP”) section of the annual report, the Fund will include a statement that accompanies the performance table and graph to the effect that the returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 2: In Note 3 to the financial statements on page 21, the Fund discloses an Expense Limitation Agreement which “limits the total ordinary operating expenses of the Fund (excluding any leverage costs, taxes, interest, brokerage commissions, and any non-routine expenses) from exceeding 1.07% of the average daily net assets of the Fund on an annualized basis.”  In the financial highlights, the Fund discloses that the “Net operating expenses, net of fee waivers, excluding dividend expense” for the fiscal year ended September 30, 2024 was 1.10%. Please explain in correspondence what the additional exclusions from the expense limitation were attributable to.

Response: The non-routine expenses that were excluded from the expense limitation during the fiscal year were legal fees related to the reorganization of the Delaware Investments Colorado Municipal Income Fund, Inc. (VCF) and Delaware Investments Minnesota Municipal Income Fund II, Inc. (VMM) into the Fund (the “Reorganization”) prior to abrdn Inc.’s assumption of management of the Fund from the Fund’s former manager.  In connection with the Reorganization, the boards of the Fund, VCF and VMM had approved a portion of the costs related to the Reorganization to be paid by the acquiring fund (the Fund) and acquired funds (VCF and VMM). Final legal costs related to the Reorganization were billed during the 2024 fiscal year and VFL paid the outstanding portion of the legal fees owed by the Fund, VCF and VMM ($23,000) because the Fund acquired the liabilities of VCF and VCM as part of the Reorganization. The other non-routine legal fee that was excluded from the expense limitation was related to the extension of the Fund’s leverage (preferred shares ($23,000)).  The Fund also closed out estimated accruals for prior service providers, including auditor fees.  This one-time adjustment was recorded as a non-recurring expense so that abrdn Inc. would not benefit from the adjustment ($9,000) by reducing the amount it contributes under its waiver.

Comment No. 3: In the “Management of the Fund” section, please also disclose the term of office for Trustees in future filings.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Form N-CEN (VFL) for the fiscal year ended 9/30/2024

Comment No. 4: In response to Form N-CEN Item D.9. (Net annual operating expenses), it appears that the Fund may have reported the net expense ratio excluding dividend expense. In future filings, please include the net expense ratio, including any dividend and interest expense.

Response: The Registrant confirms that it will report the net expense ratio, including any dividend and interest expense, in response to Item D.9. (Net annual operating expenses) in future reports.

Comment No. 5: In response to Form N-CEN Item D.4. (Repurchases), the Fund checked “Yes”, indicating that it had repurchased preferred stock during the reporting period, which does not appear to be accurate. Please confirm in correspondence whether this is accurate for this reporting period and confirm this will be addressed accurately for future filings.

Response: The Registrant confirms that it did not repurchase any outstanding securities issued by the Fund during the reporting period, and that repurchases will be reported accurately in future filings.

Form N-CSR (abrdn ETFs) for the fiscal year ended 12/31/2024

Comment No. 6: In each Fund’s tailored shareholder report (each a “TSR”), the website link to find additional information about the Fund appears to be broken. Please check to ensure the links are working appropriately, or update those links accordingly.

Response: We have ensured that the link in each Fund’s TSR directs to the appropriate website.

Comment No. 7: With reference to Form N-1A, Item 27A(d)(2), Instruction 15 (Availability of Updated Performance Information), if the Fund provides updated performance information on its website or through other widely accessible mechanisms, the TSRs should include a statement directing shareholders to where they can find this information. Please include in each Fund’s TSR for future filings.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 8: With respect to the sector allocation chart in each Fund’s TSR, please consider including the numerical percentages along with the pie chart in future filings.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Comment No. 9: The Staff notes that prospectus supplements were filed to disclose a change in adviser for each Fund during the period covered by the TSRs. Please explain why each Fund’s TSR did not disclose the change in adviser as a material fund change in accordance with Form N-1A Item 27A(g)(6).

Response: As disclosed in the prospectus supplements, on July 31, 2024, the entity providing investment advisory services to the Funds changed from abrdn ETFs Advisors LLC (“abrdn ETFs Advisors”) to its direct parent, abrdn Inc., in connection with a corporate consolidation of the investment advisory activities within abrdn Inc. (the “Adviser Consolidation”). The purpose of the Adviser Consolidation was solely organizational in nature and was unrelated to the actual management of the Funds and the performance of the investment advisory functions by abrdn Inc. and abrdn ETFs Advisors.

After the Adviser Consolidation, the investment advisory operations performed by abrdn Inc. have been functionally indistinguishable from those performed by abrdn ETFs Advisors prior to the Adviser Consolidation, and have not resulted in any change to the financial condition of abrdn Inc. Furthermore, the Adviser Consolidation did not involve changes to (i) the contractual terms of the Fund’s advisory agreements, including the fees payable thereunder; (ii) the investment processes and strategies employed in the management of the Funds’ assets; (iii) the nature and level of services provided under the advisory agreements; (iv) the day-to-day management of the Funds and the individuals primarily responsible for that management; and (v) the beneficial owner or ultimate parent company of the entity responsible for the performance of the agreement. Accordingly, there was no change in the actual control or management of the entity responsible for providing investment advisory services to the Funds.

While there were no material changes in the resources or services provided to the Funds as a result of the Adviser Consolidation, moving forward, the Registrant confirms that it will disclose any change in advisory entity in future TSRs.

Comment No. 10: In the Consolidated Statements of Operations, the Funds have paid legal fees and expenses outside of the unitary fee for the last three years. In correspondence, please explain the basis for excluding these fees from unitary fee structure.

Response: Pursuant to the Funds’ Investment Advisory Agreement, the Advisor has agreed to pay all expenses of the Funds, subject to certain exceptions, one of which is “compensation and expenses of counsel to the Trustees of the Trust who are not officers, directors/trustees, partners or employees of the Advisor or its affiliates” (as disclosed in Note 4: Transactions with Related Parties, Investment Advisory Fees). Accordingly, legal fees and expenses of counsel to the Independent Trustees of the Trust are excluded from the unitary fee.

Comment No. 11: In Note 14 to the financial statements (Advisor Beneficial Ownership), the Registrant discloses that the Advisor or its affiliates owned more than 40% of the outstanding shares of the abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF as of December 31, 2024. Consider adding “Large Shareholder Risk” to the Fund’s prospectus.

Response: The Fund confirms that it has included the below as a principal risk in the Prospectus Summary for the abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF in its prospectus dated May 1, 2025 filed with the Securities and Exchange Commission on April 28, 2025.

Large Shareholder Risk.  Certain shareholders, may from time to time own a substantial amount of the Fund’s Shares. In addition, a third-party investor, the Advisor or an affiliate of the Advisor, an authorized participant, a lead market maker, or another entity may invest in the Fund and hold its investment for a limited period of time solely to facilitate the Fund achieving a specified size or scale. There can be no assurance that any large shareholder would not redeem its investment, that the size of the Fund would be maintained at such levels or that the Fund would continue to meet applicable listing requirements. Redemptions by large shareholders could have a significant negative impact on the Fund. In addition, transactions by large shareholders may account for a large percentage of the trading volume on the NYSE Arca and may, therefore, have a material upward or downward effect on the market price of the Shares. A Fund may also experience adverse tax consequences as a result of a large shareholder transaction. For example, to the extent a Fund permits redemptions in cash, large redemptions by other investors that necessitate the sale of portfolio securities will accelerate the realization of taxable capital gains or losses by the Fund, which may increase taxable distributions to shareholders, and may also increase transaction costs. Furthermore, purchases or redemptions of a large number of Shares relative to the size of a Fund will have adverse tax consequences limiting the use of any capital loss carryforwards and certain other losses to offset any future realized capital gains.

Comment No. 12: In Note 2 to the financial statements (Summary of Significant Accounting Policies), there is a reference to the Fund sweeping available cash into the Invesco Government & Agency Portfolio. It appears the current sweep vehicle based on the Consolidated Schedule of Portfolio Investments is the DWS Government Money Market Fund. Please update in future reports.

Response: The Registrant confirms that it will update the disclosure referenced by the Staff in future reports.

Comment No. 13: With respect to Form N-CSR disclosure item 4(a)-(d) and (g), it appears information is missing for the fiscal year ended December 31, 2024. Please file an amended Form N-CSR to include the missing information, and ensure the certifications are updated to the current date.

Response: The information missing for the fiscal year ended December 31, 2024 was the same as the prior year. The Registrant will file an amended Form N-CSR containing the missing information for the fiscal year ended December 31, 2024, and ensure the certifications are updated to the current date.

Comment No. 14: In the Form N-CSR certifications for future filings, please parenthetically reference that the President is the principal executive officer.

Response: The Registrant confirms that it will include the disclosures referenced by the Staff in future reports.

Form N-CEN (abrdn ETFs) for the fiscal year ended 12/31/2024

Comment No. 15: In response to Form N-CEN Item C.3. (Type of fund), the Registrant checked “Exchange-Traded Fund” rather than “Index Fund.” As exchange-traded funds that seeks to track the performance of a specified index, please consider whether the Funds should check “Index Fund” in response to this Item for future reports.

Response: The Registrant confirms that each Fund is an exchange-traded fund that seeks to track the performance of a specified index, and will check “Index Fund” in response to this Item for future reports.

Form N-CSR (abrdn ETFs) for the semi-annual period ended 6/30/2024

Comment No. 16: With respect to Form N-CSR Item 11 (Statement Regarding Basis for Approval of Investment Advisory Contract), it does not appear that the fees and expense disclosure met the specificity requirements of the instructions. The disclosure states that the fees appeared reasonable in light of the services, without relating the factors to the specific circumstances of the Funds as required by instruction 2 to this Item. In response to this Item for future reports, please relate the factors to the specific circumstances of the Fund and the investment advisory contract. For example, consider discussing in sufficient detail how the fees and expenses for the Funds compared to its peer group.

Response: The Registrant respectfully notes the below disclosure, which “[R]elate[s] the factors to the specific circumstances of [each] Fund and the investment advisory contract and state[s] how the [B]oard evaluated each factor.”

“Fees and Expenses. The Board considered each Fund’s advisory fees payable under the Advisory Agreement in relation to the estimated costs of the advisory and related services provided by the Advisor. They also reviewed each Fund’s expenses as compared to a group of unaffiliated peer funds (the “Peer Group”) that had been furnished by Institutional Shareholder Services (“ISS”), an independent third-party data provider and other peer funds provided by the Advisor. The Board noted that each Fund’s fee structure is a “unitary fee” structure under which each Fund pays a single advisory fee out of which all of the Fund’s expenses, except for certain excluded expenses, are paid by the Advisor. The Board reviewed each Fund’s advisory fee and total expense ratio and noted that no changes were being proposed. The Board also considered information about the sub-advisory fees paid to Vident, noting that the Advisor paid the sub-advisory fees out of the advisory fees it received from each Fund. Based on the totality of the information considered, the Board concluded, with respect to each Fund, that the advisory fees appeared reasonable in light of the services rendered.”

Notwithstanding the foregoing, the Registrant confirms that it will include more detailed disclosures that “relate the factors to the specific circumstances of [each] Fund and the investment advisory contract” in response to the Staff’s comment in future reports.

* * *

Should you have any questions concerning the above, please call the undersigned at (215) 405-2404.

Very truly yours,

/s/ Robert Hepp
Robert Hepp

cc:	Sharon Ferrari, Treasurer and CFO of VFL Michael Marsico, Treasurer and CFO of abrdn ETFs Lucia Sitar, Vice President of the Funds Tom Bogle, Dechert LLP Nicole Krum, Sullivan & Worcester LLP